Exhibit 99.2

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

Bezeq - The Israel Telecommunication Corp. Ltd.
Chapter B -

Board of Directors’ Report on the State of the
Company’s Affairs for the Year Ended
December 31, 2015

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the year ended December 31, 2015.

On March 23, 2015, the Company assumed control of DBS Satellite Services (1998) Ltd. ("DBS") and has consolidated DBS from that date ("DBS's First Time Consolidation").

On June 24, 2015, the Company completed the acquisition of all rights to DBS' shares.

For more information, see Note 11.2 to the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group's results were as follows:

	2015	2014	(decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	1,721	2,111	(390)	(18.5)
EBITDA (operating profit before depreciation and amortization)	4,254	4,507	(253)	(5.6)

Results for the year were affected by a principle understanding reached with the tax assessor for tax payments on financing income from the Company's shareholder loans to DBS (see Note 6.6.2 to the financial statements).

Results for the previous year include gains on the sale of all holdings in the shares of Coral-Tell Ltd. (see Note 23 to the financial statements).

As of the second quarter of 2015, revenues, expenses and cash flows for the annual reporting period include the results of Multi-Channel Television operations, as detailed below.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	Dec. 31, 2015	Dec. 31, 2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	1,317	2,883	(1,566)	(54.3)	The decrease was mainly attributable to the Domestic Fixed-Line Communications segment, including the acquisition of DBS's shares and loans to the amount of NIS 680 million. However, the decrease was partially offset by DBS's First-Time Consolidation to the amount of NIS 156 million. For more information, see Section 1.3 - Cash Flows, below.
Current trade and other receivables	2,327	2,487	(160)	(6.4)

The decrease was mainly attributable to a reduction in trade receivable balances in the Cellular Communications segment, caused by a reduction in service revenues including revenues from telecom operator hosting services and a reduction in installment-based terminal equipment sales. The decrease was partially offset by DBS's First Time Consolidation to the amount of NIS 163 million.

Inventory	115	96	19	19.8
Non-current trade and other receivables	674	566	108	19.1	The increase was attributable to an increase in receivables balances from real estate sales in Domestic Fixed-Line Communications operations.
Broadcasting rights	456	-	456	-	The balance was attributable to DBS's First Time Consolidation.
Property, plant and equipment	6,894	6,079	815	13.4	The increase was mainly due to DBS's First Time Consolidation to the amount of NIS 770 million.
Intangible assets	3,332	1,793	1,539	85.8	The increase was attributable to the DBS's First Time Consolidation, mainly comprising customer relations, brand value, and goodwill (see Note 11.2 to the financial statements).
Deferred tax assets	1,178	-	1,178	-	After completing the acquisition of DBS, the Company attributed surplus acquisition costs to a deferred tax asset, net (See Note 11.2.4 d to the financial statements).
Deferred costs and non-current investments	361	352	9	2.6
Investments in investees as per the equity method	25	1,057	(1,032)	(97.6)	The decrease was due to the reversal of DBS's investment, presented as per the equity method, and its first time consolidation.
Total assets	16,679	15,313	1,366	8.9

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.1	Financial Position (Contd.)

	Dec. 31, 2015	Dec. 31, 2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	10,713	10,087	626	6.2

The increase was attributable to DBS's First Time Consolidation (including attributed surplus acquisition costs) to the amount of NIS 1.35 billion and a debenture issue in the Domestic Fixed-Line Communications segment in the fourth quarter of 2015. The bulk of this increase was offset by repayment of debentures and loans in the Domestic Fixed-Line Communications and the Cellular Communications segments.

Liabilities towards Eurocom D.B.S. Ltd.	233	-	233	-	Obligation to pay a contingent consideration in a business combination (see Note 11.2.1 to the financial statements).
Trade and other payables	1,657	1,374	283	20.6	The increase was attributable to DBS's First Time Consolidation, to the amount of NIS 485 million, which was partially offset by a reduction in these balances in the Group's other operating segments.
Other liabilities	1,665	1,411	254	18.0	The increase was attributable to the Domestic Fixed-Line Communications segment, mainly following an increase in liabilities for employee benefits and taxes.
Total liabilities	14,268	12,872	1,396	10.8
Total equity	2,411	2,441	(30)	(1.2)	Equity comprises 14.5% of the balance sheet total, as compared to 15.9% of the balance sheet total on December 31, 2014. For more information, see Note 19 to the financial statements.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.2	Results of operations

1.2.1	Highlights

	2015	2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	9,985	9,055	930	10.3	The increase was attributable to DBS's First Time Consolidation, to the amount of NIS 1,333 million, and increased revenues in the Domestic Fixed-Line Communications segment and the International Communications, Internet and NEP Services segment. The increase was materially offset by lower revenues in the Cellular Communications segment.
Depreciation and amortization	1,684	1,281	403	31.5	The increase was mainly attributable to DBS's First Time Consolidation, to the amount of NIS 245 million, and a write-down of surplus acquisition costs incurred when assuming control.
Labor costs	1,957	1,768	189	10.7	The increase was attributable to DBS's First Time Consolidation to the amount of NIS 201 million.
General and operating expenses	3,869	3,366	503	14.9

The increase was attributable to DBS's First Time Consolidation to the amount of NIS 695 million. The increase was partially offset by lower expenses in the Cellular Communications segment and in the Domestic Fixed-Line Communications segment.

Other operating income, net	95	586	(491)	(83.8)	Last-year data include gains on the sale of shares in Coral-Tell Ltd. to the amount of NIS 582 million, which were partially offset by an increase in net revenues in Domestic Fixed-Line Communications operations (see Note 23 to the financial statements).
Operating profit	2,570	3,226	(656)	(20.3)
Finance expenses, net	263	130	133	102.3

The increase in net expenses was mainly attributable to financing income on shareholder loans to DBS recognized in 2014 and which are not included since April 1, 2015, following the first-time consolidation. The increase was partially offset, mainly by a reduction in a provision for interest on previous years' taxes following a proposed agreement reached with the tax assessor in the Domestic Fixed-Line Communications segment (see Note 6.6.2 and Note 24 to the financial statements). On first-time consolidation, DBS's finance expenses, to the amount of NIS 91 million were primarily offset by write-downs of surplus acquisition costs attributed to DBS's debentures.

Share in the gains (losses) of investees	12	(170)	182	-	Following DBS's First Time Consolidation in the second quarter of 2015, this item includes the effects of this segment's results only in the first quarter of 2015.
Income tax	598	815	(217)	(26.6)	The decrease was attributable to a reduction in pre-tax profit, mainly due to gains on the sale of Coral-Tell Ltd. shares which were included in the last-year period
Profit for the year	1,721	2,111	(390)	(18.5)

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.2.2	Operating segments

A       Revenue and operating profit data, presented by the Group’s operating segments:

	2015		2014
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	4,407	44.1	4,317	47.7
Cellular Communications	2,890	28.9	3,419	37.8
Intl. Communications, Internet and NEP Services	1,578	15.8	1,504	16.6
Multi-Channel Television	1,774	17.8	1,724	19.0
Other and offsets*	(664)	(6.6)	(1,909)	(21.1)
Total	9,985	100	9,055	100

	2015		2014
	NIS millions	% of segment revenues	NIS millions		% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	2,148	48.7	1,980		45.9
Cellular Communications	157	5.4	449		13.1
Intl. Communications, Internet and NEP Services	240	15.2	232		15.4
Multi-Channel Television	250	14.1	273		15.8
Other and offsets*	(225)	-	292	**	-
Consolidated operating profit/ % of Group revenues	2,570	25.7	3,226		35.6

(*)	Offsets include the results of Multi-Channel Television operations in periods where these operations were included as an associate company.

(**)	Including NIS 582 million in gains on the sale of Coral-Tell Ltd.'s shares.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.2.2.	Operating segments (contd.)

B       Domestic Fixed-Line Communications Segment

	2015	2014		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	Explanation
Fixed-line telephony	1,586	1,668		(82)	(4.9)	The decrease was mainly due to a reduction in ARPU. There was also a decrease in the number of subscriber lines.
Internet - infrastructure	1,542	1,394		148	10.6	The increase was mainly attributable to growth in the number of internet subscribers (including wholesale service subscribers) and in ARPU (retail).
Transmission, data communications and others	1,279	1,255		24	1.9
Total revenues	4,407	4,317		90	2.1
Depreciation and amortization	725	688		37	5.4
Labor costs	912	895		17	1.9	The increase was mainly attributable to increased salaries and ancillary costs, offset by employee retirement.
General and operating expenses	721	777		(56)	(7.2)	The decrease was mainly due to a reduction in call completion fees to telecom operators, building maintenance costs, and consultancy costs.
Other operating income, net	99	23		76	330.4

Net income was up mainly due to an increase in capital gains on real estate sales, and reduced costs for termination of employment by way of early retirement. The increase was partially offset, mainly by an increase in expenses for legal actions.

Operating profit	2,148	1,980		168	8.5
Finance expenses, net	332	400	*	(68)	(17.0)

Net finance expenses were down mainly due to a decrease in provisions for interest on previous years' taxes following a principle understanding reached with the tax assessor, and a decrease in interest expenses following debenture and loan repayments. The decrease was partially offset, mainly by cancellation of finance expenses in the previous year due to a contingent liability.

Income tax	492	478		14	2.9

The tax rate on profit after finance expenses, net was 27.1%, as compared to 30.3% last year. Tax expenses in 2015 were affected, among other factors, by a proposed agreement reached with the tax assessor concerning finance income on shareholder loans to DBS (see Note 6.6.2).

Segment profit	1,324	1,102	*	222	20.1

* Re-stated, see Note 27.2 to the financial statements.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.2.2	Operating segments

C       Cellular Communications segment

	2015	2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,999	2,453	(454)	(18.5)

The decrease was due to a NIS 211 million reduction in hosting service revenues, following termination of the contract with HOT Mobile in December 2014. The decrease was further due to lower rates resulting from increased market competition, and migration of existing customers to cheaper plans at current market prices, both of which lowered ARPU. Revenues from repair services were also down.

Terminal equipment sales	891	966	(75)	(7.8)

The decrease was mainly attributable to a reduction in the number of terminal equipment sold, partially offset by higher selling prices. The decrease was attributable, among other things, to increased sales to the Accountant General's office in 2014.

Total revenues	2,890	3,419	(529)	(15.5)
Depreciation and amortization	419	430	(11)	(2.6)
Labor costs	381	417	(36)	(8.6)	The decrease was mainly attributable to a reduction in the workforce.
General and operating expenses	1,928	2,105	(177)	(8.4)

Expenses were down, mainly due to lower terminal equipment sales costs, following a decrease in the number of units sold, which was partially offset by an increase in costs following a change in the sales mix. These were coupled with a decrease in rental costs, content expenses, doubtful debt expenses and advertising expenses, and a decrease in repair service costs and extended warranties following the decrease in the number of service subscribers and the number of repairs. The decrease in expenses was partially offset by an increase in frequency leasing fees following the acquisition of 4G LTE frequencies.

Other expenses	5	18	(13)	(72.2)	Other expenses comprised one-time expenses from an early retirement program implemented in each year. The decrease was mainly attributable to a reduction in the number of retiring employees.
Operating profit	157	449	(292)	(65.0)
Finance income, net	49	56	(7)	(12.5)

The decrease in net finance income was mainly due to a reduction in the credit component of installment-based terminal equipment sales, which was partially offset by lower interest expenses due to a reduction in the average debt balance. The decrease was further offset by lower currency-related expenses following a more moderate rise in the USD exchange rate in 2015.

Income tax	55	132	(77)	(58.3)	The decrease was attributable to the reduction in income before taxes.
Segment profit	151	373	(222)	(59.5)

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.2.2	Operating segments

D      International Communications, Internet and NEP Services

	2015	2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,578	1,504	74	4.9

The increase was attributable to greater revenues from enterprise communication solutions (ICT), higher internet service revenues due to growth in the number of subscribers, and an increase in revenues from data communication services. The increase was partially offset by lower revenues from outgoing calls, following a decrease in minutes caused by ongoing competition with cellular providers and increased use of substitute software products.

Depreciation and amortization	132	130	2	1.5
Salary expenses	303	298	5	1.7	This increase was mainly attributable to an increase in the number of employees providing outsourced services in ICT operations.
Operating, general and other expenses	903	844	59	7.0	The increase was due to an increase in ICT equipment costs, internet services and data communications services, corresponding with the above revenues.
Operating profit	240	232	8	3.4
Finance expenses, net	8	9	(1)	(11.1)
Share in the earnings of associates	-	1	(1)	(100)
Income tax	60	60	-	-
Segment profit	172	164	8	4.9

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.2.2	Operating segments

E       Multi-Channel Television

	2015	2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,774	1,724	50	2.9	This increase was mainly attributable to an increase in the average number of subscribers.
Depreciation and amortization	322	297	25	8.4
Labor costs	270	267	3	1.1
General and operating expenses	932	887	45	5.1	This increase was mainly attributable to higher content-related costs.
Operating profit	250	273	(23)	(8.4)
Finance expenses, net	90	111	(21)	(18.9)

Net expenses were down, mainly due to linkage differences on debentures following a decrease in the CPI in 2015, finance income from a reduction in the interest rate on the debentures (see Note 12.4 to the financial statements) and currency-related income, which was partially offset by a change in the fair value of financial assets.

Finance expenses for shareholder loans, net	513	483	30	6.2	The increase in expenses was attributable to an increase in interest and factoring expenses, partially offset by lower linkage differences.
Tax expenses	1	1	-	-
Segment loss	(354)	(322)	(32)	9.9

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.3	Highlights from the Group’s consolidated quarterly statements of income (NIS millions)

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	2015	Explanation
						Since the second quarter of 2015, revenue and expense data include the results of the Multi-Channel Television segment.
Revenues	2,174	2,603	2,602	2,606	9,985
Operating expenses	1,538	1,809	1,950	2,118	7,415

Net expenses were up in the third quarter, as compared to the second quarter, mainly due to lower capital gains on real estate sales in the Domestic Fixed-Line Communications segment.

The increase in the fourth quarter, as compared to the third quarter, was mainly due to expenses from termination of employment by way of early retirement in Domestic Fixed-Line Communications operations, to the amount of NIS 116 million (see Note 15.5 to the financial statements).

Operating profit	636	794	652	488	2,570
Finance income (expenses), net	(37)	(129)	(100)	3	(263)

In the fourth quarter, as compared to the third quarter - net finance expenses changed to net finance income, mainly due to a reduced provision for interest on previous years' taxes following a principle understanding reached with the tax assessor in Domestic Fixed-Line Communications operations.

Profit after finance income (expenses), net	599	665	552	491	2,307
Share in the gains (losses) of investees	16	-	(1)	(3)	12
Profit before income tax	615	665	551	488	2,319
Income tax	152	183	144	119	598

Tax expenses in the fourth quarter were affected, among other factors, by a principle understanding reached with the tax assessor concerning finance income on shareholder loans (see Note 6.6.2 to the financial statements).

Profit for the period	463	482	407	369	1,721

Basic earnings per share (NIS)	0.17	0.18	0.15	0.13	0.63
Diluted earnings per share (NIS)	0.17	0.17	0.15	0.13	0.62

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.4	Cash flow

	2015	2014	Change
	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	3,740	3,796	(56)	(1.5)

The decrease in net cash from operating activities was mainly attributable to the Cellular Communications segment, due to a material decrease in net profits and a more moderate decrease in trade receivables balances as compared to last year's decrease. This decrease was mostly offset by DBS's First Time Consolidation, in the amount of NIS 356 million, and an increase in cash from operating activities in the Domestic Fixed-Line Communications segment.

Net cash from (used in) investing activities	283	(1,546)	1,829	-

The increase in net cash from investing activities was due to an increase in the net proceeds on the sale of held-for-trade financial assets in the Domestic Fixed-Line Communications segment, and was also due to NIS 299 million in cash added in the first quarter of 2015 after assuming control of DBS.

The increase was partially offset by NIS 250 million in cash used in investing activities in DBS, which was consolidated for the first time, and by frequency purchases in the Cellular Communications segment, and net proceeds received last year on the sale of holdings in Coral-Tell Ltd.'s shares.

Net cash used in financing activities	(4,128)	(2,200)	(1,928)	87.6

The increase in net cash used in financing activities was mainly attributable to an increase in debenture repayments and a decrease in debenture issuances, and receipt of loans in the Domestic Fixed-Line Communications segment. The increase was further attributable to payments to Eurocom D.B.S. for the acquisition of DBS's shares and loans to the amount of NIS 680 million, and DBS's First Time Consolidation to the amount of NIS 633 million (mainly net debenture repayments). This increase was partially offset by a decrease in the total dividend payments.

Net increase (decrease) in cash	(105)	50	(155)	-

Average volume in the reporting year:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 10,946 million.

Supplier credit: NIS 903 million.

Short-term credit to customers: NIS 2,201 million. Long-term credit to customers: NIS 516 million.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

1.4	Cash Flows (contd.)

As of December 31, 2015, the Group had a working capital deficit of NIS 1,146 million, as compared to a surplus of NIS 1,690 million on December 31, 2014.

According to its separate financial statements, the Company had a working capital deficit of NIS 2,139 million as of December 31, 2015, as compared to a working capital surplus of NIS 386 million on December 31, 2014.

The change in the Group's working capital was mainly attributable to the Domestic Fixed-Line Communications segment, mainly due to lower current investments and higher current liabilities and DBS's First Time Consolidation which brought in a working capital deficit of NIS 584 million.

The Company's Board of Directors has reviewed, among other things, the Company's cash requirements and resources, both at present and in the foreseeable future, the Company's and the Group's investment needs, the Company's and the Group's available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and the Group's business. In this context, the Company's Board of Directors has determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and the Group and that there is no reasonable concern that the Company and the Group will fail to meet their existing and foreseeable obligations on time (even in the event of unexpected deterioration in the Company's and the Group's business). The Company and the Group can meet their existing and foreseeable cash requirements, both through available cash balances, through cash from operating activities, through dividends from subsidiaries, through guaranteed credit facilities for 2016 and 2017 under pre-determined commercial terms, and by raising debt from bank and non-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

2.	The connection between remuneration given pursuant to Regulation 21 and recipient’s contribution to the company

In the Board of Directors meeting of March 16, 2016, which was preceded by the Company's Remuneration Committee's meetings of March 3, 2016, March 6, 2016, and March 8, 2016, the Board of Directors reviewed the remuneration of officers and principal shareholders in the Company, detailed in Section 7 of Chapter D to the Periodic Report for 2015 ("the Periodic Report"), pursuant to Regulation 21 to the Periodic and Immediate Reports Regulations, 1970 ("the Periodic and Immediate Reports Regulations"), namely the Company's CEO, the Deputy CEO and CFO, the former Deputy CEO and VP Marketing, Pelephone's former CEO, CEO of Bezeq International, and CEO of DBS ("the Executives"), and found it to comply with the Company's remuneration policy as approved by the general meeting on September 3, 2013 (as amended).1

Remuneration of Principal Shareholders in the Company

Management agreement with Eurocom Communications Ltd. (“Eurocom Communications”)

The Board of Directors reviewed the details of the management agreement with Eurocom Communications, as well as the services rendered by Eurocom Communications to the Company since the start of the year, through Messrs. Shaul Elovitch, Or Elovitch, and Amikam Shorer.2

The Board of Directors was also presented comparative data, based on a comparative paper prepared by Ernst & Young Kost Forer Gabbay & Kasierer in preparation for the Board of Directors' discussion of this matter in March 2016, concerning management agreements in other public companies of similar size to that of the Company, or as close as possible in size.

The Board of Directors discussed the scope and nature of the services rendered by Eurocom Communications in the reporting year, and found the remuneration given to Eurocom Communications in 2015 under the management agreement to be reasonable and fair considering the management agreement’s contribution to the Company, for the following reasons:

Consultancy services pursuant to the management agreement were provided by professionals having extensive knowledge and experience in the Company's various telecom markets, and having extensive knowledge of the regulatory framework applicable to the operations of the Company and its subsidiaries. The consultants also possess extensive managerial backgrounds, including in such fields as strategy, business development, technological development, etc. They also possess expertise in capital markets and financing, and have significant commercial-economic experience. These persons invested significant time and effort in rendering the consultation services in the reporting year (beyond the time invested by some of these persons as directors in the Company and in Group subsidiaries).

The consultation services significantly contributed to the Company in strategic planning and in the Group’s preparation for upcoming regulatory changes, in a time of significant change in the communications market.

Mr. Elovitch's contribution as executive chairman in the Company (unpaid) and in all its subsidiaries: Pelephone, DBS, Bezeq International, and Walla. His fees as executive chairman were included in the management fees paid to Eurocom Communications.

In the reporting period, the following directors did not receive remuneration: Or Elovitch, Orna Elovitch-Peled, and Amikam Sorer, for their service as directors in the Company and/or in Company subsidiaries, and such remuneration was included in the management fees paid to Eurocom Communications.

Comparative data presented to the Board of Directors in the E&Y report indicate, that the remuneration paid under the management agreement, compared to other companies of similar size to the Company, close thereto, as concerns management fees, chairman’s remuneration and hourly consultation fees, was fair, reasonable, and did not exceed generally accepted levels.

Employee director

It is noted that the Company’s Board of Directors did not conduct a discussion pursuant to Regulation 10(b)(4) to the Periodic and Immediate Reports Regulations, concerning the reasonability and fairness of remunerations paid for 2015 to the employee director, Mr. Rami Nomkin, as he is remunerated pursuant to his employment in the Company and in accordance with the collective agreement, and not by virtue of his services as a director in the Company.

[1]	For more information on the remuneration of senior officers, see also Note 28 to the 2015 annual financial statements, and Regulation 21 (Section 7) to Chapter D of the periodic report.
[2]	Details of the management agreement are included in the immediate report dated May 7, 2013, as amended on June 10, 2013. The amended management agreement was approved according to Section 275 of the Companies Law in the Company's general meeting of June 13, 2013.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

3.	Market Risk - Exposure and Management

The Company’s market risk officer

The Company’s market risk management officer is Deputy CEO and CFO Dudu Mizrahi.

For details concerning his education and experience, see Section 15 in Chapter D of the Periodic Report.

Market risks and the Company’s risk management policies

The Company is exposed to market risks as a result of changes in interest rates, exchange rates, and the CPI.

The Company follows a financial risk management policy adopted by the Board of Directors on June 26, 2008, and updated on October 18, 2012. Under this policy, the Company implements partial hedges, depending on the circumstances and its own judgment. These partial hedges primarily seek to reduce its exposure to changes in the CPI and to changes in foreign currency exchange rates.

The Company monitors the Group’s risk management on a regular basis. As part of this review, when necessary, the Company recommends changes in risk exposure and management. Once every quarter, the Company reports to the Board of Directors on risks and hedges.

In cases where Management considers deviating from the stated policy, its recommendations are brought before the Company’s Board of Directors.

CPI risk - The Company has a significant surplus of liabilities over CPI-linked assets, and the bulk of its financial exposure stems from the risk of an increase in the CPI. The rate of inflation also affects the Company’s operating income and expenses in the course of the year.

In order to minimize its exposure to the CPI, the Company’s Board of Directors decided to implement partial hedges, at its discretion, as follows:

a.	Hedging will mainly be carried out through CPI-shekel forward transactions, which guarantee a fixed rise in the CPI over a designated period of time.

b.	Transactions will be subject to judgment and will be carried out in accordance with market trading restrictions, and will be reviewed in relation to inflationary expectations reflected in the bond market and inflation forecasts, and in relation to the Bank of Israel’s inflation target range.

c.	The hedging position may be reduced by closing existing transactions before their final expiration date.

d.	The Company will strive for hedging transactions to meet the terms required for the application of hedge accounting.

e.	Hedging transactions will be made according to the repayment schedules of the CPI-linked financial debt.

f.	As long as the CPI exposure is more than NIS 500 million, hedging will not be less than 40% of the exposure for CPI-linked financial debt, and will not exceed 100% thereof; where exposure is less than NIS 500 million, hedging will not exceed 50% of the exposure from CPI-linked financial debt.

The Company carried out hedging transactions against the CPI in order to minimize the said risk. The Company did not incur material costs in making these hedges.

Interest risk - The Company’s exposure to changes in interest rates depends largely on the nature of its financial liabilities and assets, as well as on its future financing needs. Some of the Company's liabilities bear fixed interest and so a change in interest rates would affect their fair value and not their carrying amount. Other liabilities bear variable interest based on the prime / STD rate.

As of the reporting date, the Company does not hedge against these exposures. However, it is possible that the Company will do so under future market conditions. The Company also accounts for such influences when considering the types of loans it takes.

Risks and risk management in consolidated subsidiaries

In accordance with the Board of Directors’ decision, each of the Group companies is required to maintain a risk management policy and to routinely monitor its implementation. The market risk management officers in the principal consolidated subsidiaries are those companies' CFOs.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

For more information concerning financial risk management in the Group, and for information on the linkage terms of balances on the Group's balance sheet (linkage bases report), see Note 29 to the financial statements.

Below are summaries of the sensitivity analysis tables (NIS millions)

Sensitivity to changes in the USD/NIS exchange rate

	USD exchange rate	Loss from changes		Fair value of liabilities	Gain from changes
		10%	5%		5%-	10%-
2015	3.902	(57)	(29)	(995)	29	57
2014	3.889	(36)	(18)	(289)	18	36

Surplus liabilities exposed to the USD exchange rate grew by NIS 706 million, mainly due to DBS's First Time Consolidation (mainly firm commitments - space segments).

Sensitivity to changes in the CPI

	Loss from changes			Fair value of liabilities	Gain from changes
	1.5%	0.2%	0.1%		0.1%-	0.2%-	1.5%-
2015	(72)	(9)	(5)	(7,012)	5	10	72
2014	(23)	(3)	(2)	(4,064)	2	3	23

Surplus liabilities exposed to changes in the CPI grew by NIS 2,948 million, mainly due to DBS's First Time Consolidation.

Sensitivity to changes in the real NIS-based interest rate

	Loss from changes			Fair value of liabilities	Gain from changes
	16%	10%	5%		5%-	10%-	16%-
2015	9	6	3	(5,419)	(3)	(6)	(9)
2014	(59)	(37)	(19)	(2,527)	19	38	62

Surplus liabilities exposed to changes in the real NIS-based interest rate increased by NIS 2,892 million, mainly due to DBS's First Time Consolidation.

Sensitivity to changes in the nominal NIS-based interest rate

	Gain from changes			Fair value of liabilities	Loss from changes
	16%	10%	5%		5%-	10%-	16%-
2015	28	17	9	(2,714)	(9)	(17)	(29)
2014	35	22	11	(2,972)	(11)	(22)	(26)

Surplus liabilities exposed to changes in the nominal NIS-based interest rate decreased by NIS 258 million, mainly following repayment of debentures (Series 8) and loan repayments, which were partially offset by the issue of debentures (Series 9).

Sensitivity to changes in the USD-based interest rate

	Gain from changes			Fair value of liabilities	Loss from changes
	16%	10%	5%		5%-	10%-	16%-
2015	12	8	4	(725)	(4)	(8)	(13)
2014	-	-	-	-	-	-	-

Surplus liabilities exposed to changes in the USD-based interest rate in 2015 were attributable to DBS's First Time Consolidation due to firm commitments - space segments.

Sensitivity to changes in marketable securities prices

	Gain from changes		Fair value of assets	Loss from changes
	10%	5%		5%-	10%-
2015	19	10	193	(10)	(19)
2014	146	73	1,465	(73)	(146)

Total assets exposed to changes in marketable securities prices was down NIS 1,272 million, following a decrease in current investments in the Domestic Fixed-Line Communications Segment.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

4.	Aspects of Corporate Governance

4.1	Community involvement and donations by Group companies

Bezeq supports the community from a deep-rooted commitment to social responsibility. This support is made through monetary donations, contributions of communications infrastructures, and by encouraging employees to volunteer in a range of activities for the community. The bulk of Bezeq’s monetary donations focus on education.

In 2015, the Group donated a total of NIS 10.3 million.3

Bezeq also aids in funding the connection of schools in Israel to the fiber optic cable network, at an estimated cost of NIS 11 million in 2015.

4.2	Disclosure concerning the auditor’s fees

Below are the fees paid to the auditors of the principal consolidated companies in the Group for auditing and audit-related services:

			2015		2014
Company	Auditor	Details	Fees (NIS Thousands)	Hours	Fees (NIS Thousands)	Hours
Bezeq - The Israel Telecommunications	Somekh Chaikin	Audit and audit-related services	2,900	16,800	2,900	16,440
Corp. Ltd.		Other services[4]	338	1,132	796	2,791
Pelephone Communications Ltd.	Somekh Chaikin	Audit and audit-related services	1,200	8,062	1,353	8,490
		Other services[4]	417	1,214	144	474
Bezeq International Ltd.	Somekh Chaikin	Audit and audit-related services	622	4,250	622	4,012
		Other services[4]	131	502	66	337
D.B.S. Satellite Services (1998) Ltd.*	Somekh Chaikin	Audit and audit-related services	930	7,461	-	-
		Other services[4]	53	132	-	-

* First consolidated in the second quarter of 2015.

The auditors’ fees were discussed by the Board of Directors Financial Statements Examination Committee, and approved by the Company’s Board of Directors and the boards of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly rate in the previous year, adjusted for changes and events which occurred in the reporting year.

4.3	Directors with accounting and financial expertise and independent directors

Information concerning directors with accounting and financial expertise and independent directors is included in Sections 2 and 9 to the corporate governance questionnaire and in Section 14 of Chapter D to the periodic report.

[3]	Of this amount, the Company donated NIS 1.4 million to various entities following a settlement reached in a class action brought against the Company.
4	“Other services” rendered to key companies in the Group in 2015 and 2014 included, inter alia, tax and accounting consultancy services and special certifications.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

4.4	Disclosure concerning the internal auditor in a reporting company

Details
Internal auditor	Lior Segal
Start of tenure date	Jan. 24, 2011
Compliance with statutory requirements	The internal auditor complies with the conditions set forth in Section 3(a) and 8 to the Internal Audit Law, and Section 146(b) to the Companies Law.
Employment method	Company employee.
Method of appointment

Manner of appointment and summary of reasons for approving the appointment:

The appointment was approved by the Board of Directors on January 24, 2011, following the Audit Committee’s recommendation.

Prior to his appointment, the internal auditor served as manager of internal processes and controls and as corporate governance compliance officer. The appointment was based on his qualifications and professional experience.

Duties, powers, and tasks of the internal auditor:

The powers and responsibilities of the Company's internal auditor are set forth in the Company's internal audit procedure, approved by the Company's Audit Committee. According to the procedure, the internal auditor’s responsibilities and powers are as follows:

Examining propriety of actions carried out by the Company, its officers and personnel, examining the integrity of financial and operating information, examining financial and liability management, and examining the Company’s IT systems and its information security set-up. The internal auditor is also charged with investigating employee complaints according to the arrangements set forth by the Audit Committee pursuant to Section 117(6) to the Companies Law, 1999.

The internal auditor is authorized to receive any information, explanation, and document required for the performance of his duties; he has right of access to all regular or computerized data bank, database, and automated or non-automated data processing work plan of the Company and its units; and to be granted entry to all Company property. The internal auditor is also entitled to be invited to all Management, Board of Directors and Board committee meetings.

The internal auditor’s organizational superior	The Company’s CEO.
Work plan

In 2015, the internal auditor followed an annual work plan, derived from the work plan for the period 2015-2017.

Considerations in determining the internal audit work plan

The guiding principle underlying the internal audit work plan is the risk inherent in the Company’s processes and operations. To assess these risks, the internal audit referred to a Company risk survey conducted by the risk management officer, and to other sources which affected the risk assessment in those processes, such as meetings with Management, findings from previous audits, and other relevant activities.

The main considerations taking into account in formulating the work plan are reasonable coverage of most of the Company’s operating activities based on exposure to material risks, considering existing controls in the Company’s operations and previous audit findings.

Parties involved in formulating the work plan

The internal auditor, Management, the CEO, the Board of Directors’ Audit Committee, and the Chairman of the Board.

The party accepting and approving the work plan

The Board of Directors’ Audit Committee.

The auditor’s discretion in deviating from the work plan

The Chairman of the Board or the chairman of the Audit Committee may propose topics which urgently require auditing, and may also recommend narrowing or halting an audit approved in the work plan.

The internal auditor is granted discretion to deviate from the work plan.

Examination of material transactions

The internal auditor attends discussions at Board meetings where material transactions are approved and reviews the relevant material sent in preparation for these discussions.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

Details
The audit and material investees	The internal audit unit’s work plan does not include an audit of material investees. All material investees of the Company have their own internal auditors (either as employees or through third-party services). Investee audit reports are discussed by the boards of these companies, which include Company directors. The internal auditor may, under the Company’s internal audit procedure and at his discretion, obtain the audit reports of these subsidiaries and he is obligated to meet with each of the subsidiaries’ internal auditors at least once a year, to discuss the audit plan and its implementation in the subsidiary.

Scope of employment

Approximately 8,800 hours were devoted to internal audit work. This includes hours worked by third parties and four full-time internal auditors, in addition to the internal auditor. The scope of employment is set according to the audit work plan, formulated in accordance with the scope and complexity of the activities of the various companies.

Scope of internal audit activities in material investees:

Pelephone - 5,500 hours; Bezeq International - 2,200 hours;

DBS - 1,000 hours.

Preparation of the audit

The internal audit is conducted in accordance with the Companies Law, 1999 and the Internal Audit Law, 1992, and complies with generally accepted auditing standards set by the Institute of Internal Auditors (IIA).

The auditor updated the Board of Directors of the standards which he follows.

In 2013, the internal auditor conducted a self-assessment of internal auditing activities, and assessments were also completed by a third party. These assessments indicate that internal auditing activities comply with the required standards.

Access to information.	The internal auditor was supplied with documents and information as stipulated in Section 9 of the Internal Audit Law, and is granted permanent and direct access to the Company's information systems, including financial data.

Internal auditor’s report

The internal auditor submits audit reports in writing. Audit reports are submitted regularly during the reporting year to the Chairman of the Board, the CEO, and the chairman and members of the Audit Committee. Reports are submitted near the date of discussion by the Committee (usually three days before the said date).

The Audit Committee discussed audit reports on the following dates: January 7, 2015; January 11, 2015; January 27, 2015; February 25, 2015; March 22, 2015; May 5, 2015; July 30, 2015; August 12, 2015; September 3, 2015; October 25, 2015; and December 16, 2015.

In addition to the audit reports, the auditor submitted reviews and reports to the Audit Committee on various matters as requested by the Committee, and briefed the Committee on the implementation of the decisions in the audit reports that were discussed by the Committee (some, in meetings held in addition to the ones noted above).

The Board of Directors’ assessment of the internal auditor’s work	The Board of Directors believes that the scope of the Company’s audits, the nature and continuity of the internal auditor’s activities as well as the audit work plan, are reasonable under the circumstances and can achieve the goals of the audit.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

Remuneration

The terms of the internal auditor’s employment were discussed and approved by the Company’s Audit Committee and Board of Directors on January 3, 2016 and January 7, 2016, respectively, and were updated as follows:

Total monthly salary of NIS 46,000 and an annual bonus based on pre-determined targets set by the Audit Committee and approved by the Board of Directors, of up to 62.5% of the annual salary excluding ancillary costs.

In 2015, employment terms included a total monthly salary of NIS 40,000 and an annual bonus of up to 25% of the annual salary excluding ancillary costs.

In 2011, the Company's Board of Directors approved an allocation of 41,000 Company warrants to the internal auditor, under the 2010 employee stock options plan.

These options were exercised in 2015.

On March 7, 2016, the Company's Audit Committee approved the bonus for the Company's internal auditor for 2015, to the amount of NIS 116,000 (24% of his annual salary).

The Board of Directors believes that the compensation paid to the internal auditor did not affect his professional judgment.

4.5	Provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Starting 2011, the Company ceased to apply the provisions of the Securities Regulations (Periodic and Immediate Reports) (Amendment), 2009, concerning internal controls, and instead applies the provisions of the Sarbanes-Oxley Act of 2002 (SOX) as a significant subsidiary of a US-listed company. Accordingly, the Company's 2015 periodic report includes a management report and management confirmation in SOX-compliant format. For more information, see Chapter E to the periodic report for 2015.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

5.	Disclosure Concerning the Company’s Financial Reporting

5.1	Disclosure of valuations

The following table discloses valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

	Pelephone	Bezeq fixed-line	DBS	Bezeq's investment in DBS (attached to the financial statements as of March 31, 2015)	PPA (attached to the financial statements as of December 31, 2015)
Subject of valuation	Value in use of Pelephone’s operations for test of impairment of goodwill recognized in the Company's financial statements in accordance with IAS 36.	Value in use of Bezeq fixed-line operations to test for impairment of goodwill attributed for these operations in the Company's financial statements pursuant to IAS 36.	Value in use of DBS Satellite Services (1988) Ltd. to test for impairment of goodwill attributed for its operations in the Company's financial statements pursuant to IAS 36.	Valuation of Bezeq's investment in DBS Satellite Services (1988) Ltd., in shares, options to shares and various shareholder loans, as part of the Company executing a contract in which Bezeq will assume control of the shares in DBS	Allocation of costs in a business combination (PPA) upon assuming control of DBS. Satellite Services (1988) Ltd., following exercise of an option to buy 8.6% of the company's shares and acquisition of the company's other shares and shareholder loans.
Date of valuation	December 31, 2015; the valuation was signed on March 9, 2016.			March 23, 2015; valuation signed on May 19, 2015.	March 23, 2015; valuation signed on March 15, 2016.
Value prior to the valuation	NIS 2,468 million carrying amount of Pelephone’s net operating assets* (NIS 1,027 million - goodwill).	NIS 5,382 carrying amount of net operating assets of Bezeq fixed-line operations (NIS 265 million - goodwill).	NIS 1,872 million carrying amount of net operating assets of D.B.S. Satellite Services (1988) Ltd. (NIS 120 million - goodwill).	Balance of the Company's investment in DBS in the Company's ledgers - NIS 1,064 million.	N/A
Value set in the valuation	NIS 6,492 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books.	NIS 14,093 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books.	NIS 2,620 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books.	NIS 1,076 million.

Brand value (before attributing deferred taxes) - NIS 347 million.

Customer relations value (before attributing deferred taxes) - NIS 790 million.

Deferred tax asset net of deferred tax liability - NIS 1,170 million.

Goodwill 100% (residual value) - NIS 385 million.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

5.	Disclosure Concerning the Company’s Financial Reporting

5.1.	Disclosure of valuations (contd.)

	Pelephone	Bezeq fixed-line	DBS	Bezeq's investment in DBS (attached to the financial statements as of March 31, 2015)	PPA (attached to the financial statements as of December 31, 2015)
Assessor’s identity and profile

Giza Singer Even Ltd. The work was done by a team headed by Udi Rosenberg, CEO of Giza Zinger Even. Udi holds a BA in Economics and an MBA from Ben Gurion University, and has 20 years of experience in commercial credit and economic analysis.

The assessor has no dependence on the Company.

Fahn Kanne Consulting Ltd. The valuation was done by a team headed by Mr. Shlomi Bartov, CPA, partner and CEO of Fahn Kanne Consulting. Mr. Bartov has extensive experience in consulting and supporting some of the largest companies in Israel.

Fahn Kanne Consulting is a subsidiary of Fahn Kanne & Co., a part of the Grant Thornton International Ltd. (GTIL) network, the special advisory services branch of the global Grant Thornton network, specializing in spearheading international transactions, valuations and transaction consulting, global IPOs, executive consultancy, and project financing.

The assessor has no dependence on the Company.

Valuation model	Discounted Cash Flow method (DCF).

The valuation was conducted using the income approach, using the discounted cash flows (DCF) method.

Value was assigned to share capital and shareholder debt based on repayment order of the new shareholder loans and the extent of the shareholders' investments.

Fair value of customer relations was valuated using the income method, using the multi period excess earnings method. Fair value for the brand was valuated using the relief from royalties method.
Assumptions used in the valuation	Discount rate - 10% (post-tax). Comparative companies for setting the discount rate - Cellcom and Partner. Permanent growth rate - 2.5%. Scrap value of total value set in valuation - 80%.	Discount rate - 7.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 67%.	Discount rate - 8.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 68%.	Discount rate - 8.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 80%.

Customer relations - discount rate - 8.5% (post-tax).

Brand - discount rate - 9.5% (post-tax).

Deferred tax asset, net - based on the Company's assumption whereby losses deductible from income tax will total NIS 5.4 billion.

(*)	Pelephone’s net operating assets do not include trade receivable balances from installment-based terminal equipment sales presented at present value.

5.2	Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

6.	Details of debt certificate series

Data on the Company’s debentures in circulation, as of December 31, 2015:

		Debentures (Series 5)	Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 8)	Debentures (Series 9)	Debentures (Series 10)
a.	Issue date (excluding expansions)	June 1, 2004	July 3, 2011	July 3, 2011	July 3, 2011	15.10.2015	15.10.2015
b	Total par value upon issue (including expansions)	NIS 2,386,967,000	NIS 2,874,231,609	NIS 733,759,000	NIS 1,329,363,000	NIS 388,451,000	NIS 400,000,000
c	Par value	NIS 397,828,629(1)(2)	NIS 2,874,231,609	NIS 733,759,000	NIS 886,286,312(4)	NIS 388,451,000	NIS 400,000,000
d	Par value revalued to the reporting date (CPI-linked)	NIS 488,207,952(3)	NIS 2,953,178,129	NIS 733,759,000	NIS 886,286,312	NIS 388,451,000	NIS 400,000,000
e	Accrued interest, revalued to the reporting date	NIS 15,093,763	NIS 9,105,633	NIS 946,549	NIS 4,209,860	NIS 1,181,538	NIS 733,333
f	Fair value as included in the financial statements	NIS 509,618,474	NIS 3,278,348,573	NIS 750,562,081	NIS 932,904,972	NIS 407,057,803	NIS 406,040,000
g	Stock exchange value	NIS 509,618,474	NIS 3,278,348,573	NIS 750,562,081	NIS 932,904,972	NIS 407,057,803	NIS 406,040,000
h	Type of interest	Fixed, 5.3%	Fixed, 3.7%	Variable - STL for one year plus 1.4% margin	Fixed, 5.7%	Fixed, 3.65%	Fixed, 2.2%
i	Principal repayment dates	June 1 every year from 2011 through 2016	December 1 every year from 2018 through 2022	December 1 every year from 2018-2022	June 1 every year from 2015 through 2017	December 1 every year from 2022 through 2025	December 1 every year from 2022 through 2025
j	Interest repayment dates	June 1 every year through June 1, 2016	June 1 and December 1 every year, from Dec. 1, 2011 through Dec. 1, 2022	March 1, June 1, Sept. 1 and Dec. 1 every year, from Sept. 1, 2011 through Dec. 1, 2022	June 1 and December 1 every year, from Dec. 1, 2011 through June 1, 2017	June 1 and December 1 every year, from Dec. 1, 2015 through Dec. 1, 2025	June 1 and December 1 every year, from Dec. 1, 2015 through Dec. 1, 2025
k	Linkage	Principal and interest linked to increases in the CPI (base index - April 2004)	Principal and interest linked to increases in the CPI (base index - May 2011)	Unlinked	Unlinked	Unlinked	Principal and interest linked to increases in the CPI (base index - August 2015)

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

6.	Details of debt certificate series (contd.)

Data on the Company’s debentures in circulation, as of December 31, 2015:

		Debentures (Series 5)	Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 8)	Debentures (Series 9)	Debentures (Series 10)
l	Liability in relation to Company’s total liabilities	Immaterial	Material	Material	Material	Immaterial	Immaterial
m	Trustee	Hermetic Trust (1975) Ltd. Trustee POC - Dan Avnon and Merav Ofer Oren, join-CEOs Email – hermetic@hermetic.co.il, Telephone - 03-5544553 Address - 113 Hayarkon St., Hermetic House, Tel Aviv	Reznik Paz Nevo Trusts Ltd. Trustee POC - Yossi Reznik, CPA, and Adv. Adi Ma'ayan Email - yossi@rpn.co.il, @rpn.co.iladim, Tel: 03-6389200; Fax: 03-6389222 Address - 14 Yad Harutzim St., Tel Aviv		Strauss Lazar Trust Co. (1992) Ltd. Trustee POC - Uri Lazar, CPA Email - @slcpa.co.ilori Tel: 03-6237777; Fax: 03-5613824 Address - 17 Yitzchak Sadeh St., Tel Aviv	Reznik Paz Nevo Trusts Ltd. (see trustee details for debentures (Series 6 and 7)).
n	Rating	Debentures (Series 5-10) are rated Aa2 Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”). For current and historical ratings data for the debentures, see the immediate report of September 10, 2015 (ref. no. 2015-01-118998) (Midroog), and the immediate report of September 7, 2015 (ref. no. 2015-01-115938), and the immediate report of April 21, 2015 (ref. no. 2015-01-004083) (Maalot). The rating reports are included in this Board of Directors’ Report by way of reference.
o	Compliance with the deeds of trust	The Company was in compliance with all the terms and obligations under the deeds of trust for Series 5-10, and none of those circumstances were in effect entitling calls for immediate repayment of the debt certificates. No collateral was given to secure payment to holders of the debt certificates.
p	Pledges	The debt certificates are not secured by any pledge	As concerns debentures (Series 6-10), the Company has undertaken not to create additional pledges on its assets unless it simultaneously create ledges towards the debenture holders and the lending banks (negative pledges) and subject to such exceptions as detailed in Note 12.3.2 to the financial statements.

(1)	On June 1, 2015, the Company repaid NIS 397,827,674 par value in debentures

(2)	Of which NIS 146.7 million par value held by a wholly-owned subsidiary.

(3)	Of which NIS 180.0 million are held by a wholly-owned subsidiary.

(4)	On June 1, 2015, the Company repaid NIS 443,076,688 par value in debentures.

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Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2015

7.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of December 31, 2015, see the Company's reporting form on the MAGNA system, dated March 17, 2016.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch	Stella Handler
Chairman of the Board	CEO

Signed: March 16, 2016

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